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                                 UNITED STATES                   SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION               000-28876
                             WASHINGTON, D.C. 20549
                                                                    Cusip Number
                                                                       163527203
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one) _X_ Form 10-KSB __ Form 20-F __ Form 11-K __ Form 10-Q __ Form N-SAR

                  For period Ended:  June 30, 1999
                  [ ]      Transition Report on Form 10-KSB
                  [ ]      Transition Report on Form 20-F
                  [ ]      Transition Report on Form 11-K
                  [ ]      Transition Report on Form 10-Q
                  [ ]      Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Chem International, Inc.
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Full Name of Registrant

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Former Name if Applicable

201 Route 22
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Address of Principal Executive Office (STREET AND NUMBER)

Hillside, New Jersey  07205
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q; or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     The Company's preparation of its financial statements for the fiscal year ended June 30, 1999, and the audit thereof, took longer than anticipated due, in part, to the Company's change in independent auditors in May 1999 and problems with internal computer software programs. Although the Company has worked diligently on preparing said financial statements and other items of the Form 10-KSB, an additional time of one day or two days is required in order to complete said financial statements, the audit thereof, and other items. The Company expects to file its Form 10-KSB no later than September 30, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Eric Friedman                          973   926-0816
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               (Name)                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

      _X_  Yes     ___   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      _X_  Yes     ___   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         See Schedule A attached hereto

                            Chem International, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on it behalf by the undersigned hereunto duly authorized.

Date  September 29, 1999   By /s/ ERIC FRIEDMAN
                              --------------------------------------------------
                                      ERIC FRIEDMAN, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                                   SCHEDULE A

     The Company's results of operations for the fiscal year ended June 30, 1999 are expected to change significantly from the results of operations for the prior period.

     The Company expects a net loss for the fiscal year ended June 30, 1999 of approximately $2,628,433, or $(.51) per share, as compared to a net loss of $97,438, or $(.02) per share for the fiscal year ended June 30, 1998. The increase in the loss is due primarily to a decrease in sales, together with a decrease in gross margin as a result of a less profitable product mix and fixed overhead and manufacturing expenses.


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